Exhibit 99.2

Press Release	February 24, 2016

Cnova N.V. - Update on Brazil Internal Review

Financial Statement Adjustments in Line with Previous Estimates and Subject to Restatement

Amsterdam — February 24, 2016; 07:45 CET — Cnova N.V. (NASDAQ and Euronext Paris: CNV) (“Cnova” or the “Company”) today announced a further update of its Brazil internal review.

On December 18, 2015, Cnova’s board announced that it had hired external legal and forensic consultants to help review issues, including alleged employee misconduct related to inventory management at its Brazilian subsidiary distribution centers (DCs). During the review, the Company also identified discrepancies related to accounts payable due to suppliers and in accounts receivable/products in-transit with delivery companies.

As of the date of this press release, Cnova has determined that some of the accounting adjustments discussed below will need to be apportioned to 2013 and 2014 but has not yet determined the specific amounts attributable to these prior periods. Accordingly, the financial statements included in the previously filed 2014 annual report on Form 20-F should not be relied upon. Based upon the decision of the audit committee of the Company’s board of directors in consultation with management on February 22, 2016, restated financial statements and the related auditor’s report will be issued in due course as the internal review progresses.

Based on the review work performed to date, which is ongoing, Cnova is in a position to provide the following updates:

•                  Net Sales & Accounts Receivable: Management have identified an overstatement of Cnova net sales and accounts receivable.

Under the Cnova Brazil’s customer service practice in Brazil, a customer is sent a replacement order when a report is lodged that ordered merchandise is either not received or is received in damaged/unsuitable condition. In many cases, the replacement shipment is sent before the missing or damaged/unsuitable merchandise is returned to Cnova Brazil, and a second sale is recorded in the company’s books. That second sale is cancelled when Cnova Brazil receives the return of the originally shipped merchandise. Management have determined that a significant portion of second sales were not reversed even though the originally ordered merchandise never showed as having arrived back at Cnova Brazil. While there was a procedure in place to periodically evaluate aged outstanding returns to estimate provisions, this failed to reverse second sales from revenue.

Consequently, management decided to:

•                  Revise and enhance the tracking of replacement orders and the associated second sales in Brazil - these are now supervised by a specialized team;

•                  Reduce 4th quarter 2015 net sales by R$ 110.0 million (€ 29.7 million). This has resulted in a decrease of accounts receivable at December 31, 2015, and 4th quarter 2015 operating profit/(loss) from ordinary activities (operating EBIT) both in the amount of R$ 74.9 million (€ 20.2 million).

•                  Inventory: Management requested forensic accounting consultants, in conjunction with Cnova Brazil personnel and under the observation of Cnova’s external auditors, to conduct a comprehensive physical inventory count as of December 31, 2015, of all seven of Cnova Brazil’s DCs. The results of that count indicated no significant discrepancy in the expected number of new inventory items.  Inconsistencies were found, however, linked to the amount and valuation of damaged/returned items, which represent less than 10% of total inventory at the end of 2015.

Consequently, management have:

•                  Increased the year-end write-off of total inventory to R$ 46.8 million (€ 12.7 million). This has resulted in a decrease of 4th quarter 2015 operating EBIT in the same amount.

•                  Accounts Payable and Other Accounts: Management has uncovered that incorrect entries concerning primarily accounts payable and written reports were intentionally prepared by Cnova Brazil accounting staff at the direction of former Cnova Brazil employees.

Consequently, management:

•                  Decided to expand the scope of the external legal and forensic review to include this matter;

•                  Increased year-end accounts payable by R$ 55.3 million (€ 14.9 million). This has resulted in a decrease of 4th quarter 2015 operating EBIT in the same amount.

Estimated Impact of Financial Adjustments

The combined estimated impact of the above management actions on 4th quarter 2015 operating EBIT is a reduction of R$ 177.0 million (€ 47.8 million). This compares to the R$ 180 – 200 million (€ 50 – 55 million) preliminary range provided on January 12, 2016.

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The audit committee of the Company’s board of directors and management have discussed the matters disclosed in this press release with Ernst & Young Audit, the Company’s independent registered public accounting firm. The Company is working diligently to complete the restatement of its above-referenced financial statements. The impact of the restatement described herein is the Company’s best estimate.

The Company currently expects to file its 2015 annual report on Form 20-F, including the restated financial statements, by no later than April 30, 2016.

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About Cnova N.V.

Cnova N.V., one of the world’s largest e-Commerce companies, serves 15 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Brazil, Colombia, Thailand, Ivory Coast, Senegal, Cameroon and Belgium; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of close to 29 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations.aspx. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; the ongoing internal review regarding accounting matters in Brazil; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014  filed with the U.S. Securities and Exchange Commission on March 31, 2015 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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Cnova Investor Relations Contact: G. Christopher Welton christopher.welton@cnovagroup.com investor@cnova.com Tel: +31 20 795 06 71	Media contact: Cnova N.V. Head of Communication directiondelacommunication@cnovagroup.com Tel: +31 20 795 06 76